SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BCP INVESTMENT CORPORATION

(Name of Subject Company (Issuer))

BCP INVESTMENT CORPORATION

EDWARD GOLDTHORPE

PATRICK SCHAFER

BRANDON SATOREN

JOSEPH MOREA

GEORGE GRUNEBAUM

SAM REINHART

NIKITA KLASSEN

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

73688F201

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Edward Goldthorpe

President and Chief Executive Officer

BCP Investment Corporation

650 Madison Avenue, 3rd Floor

New York, New York 10022

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Harry S. Pangas, Esq.

Alexander Karampatsos, Esq.

Dechert LLP

1900 K Street, NW

Washington, D.C. 20006

Telephone: (202) 261-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on November 12, 2025 by BCP Investment Corporation, a Delaware corporation (the “Company”), in connection with an offer by (i) the Company, (ii) Edward Goldthorpe, the President and Chief Executive Officer of the Company, (iii) Patrick Schafer, the Chief Investment Officer of the Company and (iii) Brandon Satoren, the Chief Financial Officer of the Company, (iv) Joseph Morea, a member of the Company’s board of directors, (v) George Grunebaum, a member of the Company’s board of directors, (vi) Sam Reinhart, an officer at an entity affiliated with the Company’s investment adviser, and (vii) Nikita Klassen, an officer at an entity affiliated with the Company’s investment adviser (collectively, with the Company, the “Offeror Group”), to purchase, severally, and not jointly, for cash up to $9.0 million in the aggregate of shares of the Company’s common stock, $0.01 par value per share (the “shares”), at a price per share not less than $13.63 and not more than $14.93 in cash, less any applicable withholding taxes and without interest (the “Offer”).

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase dated November 12, 2025 and the Letter of Transmittal.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On December 12, 2025, the Company issued a press release announcing the final results of the Offer, which expired on December 10, 2025, at 11:59 PM, New York City time. A copy of such press release is filed herewith as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B) Press release announcing the final results of the tender offer.

EXHIBIT NUMBER	DESCRIPTION

(a)(5)(B)	Press release announcing the final results of the tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2025

BCP INVESTMENT CORPORATION

By:	/s/ Edward Goldthorpe
Name: Edward Goldthorpe
Title: President and Chief Executive Officer

/s/ Edward Goldthorpe
Edward Goldthorpe

/s/ Patrick Schafer
Patrick Schafer

/s/ Brandon Satoren
Brandon Satoren

/s/ Joseph Morea
Jospeh Morea

/s/ George Grunebaum
George Grunebaum

/s/ Sam Reinhart
Sam Reinhart

/s/ Nikita Klassen
Nikita Klassen

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(A)**	Offer to Purchase, November 12, 2025.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 12, 2025.

(a)(1)(D)**	Letter to Stockholders, dated November 12, 2025.

(a)(5)**	Press release announcing the Tender Offer, dated November 6, 2025 (Previously filed in connection with the Registrant’s Tender Offer Statement on Schedule TO (File No. 005-82556) filed on November 6, 2025, and incorporated by reference herein.)

(a)(5)(B)*	Press release announcing the final results of the tender offer.

EX-FILING FEES**	Calculation of Filing Fee Table

*	Filed herewith
**	Previously filed on Schedule TO